RESULTS OF ANNUAL and SPECIAL MEETING OF SHAREHOLDERS (UNAUDITED)



On April 28, 2000, the Annual Meeting of Shareholders of The
Portugal Fund, Inc.
(the "Fund") was held and the following matters were voted upon:



(1) To elect two directors to the Board of Directors of the Fund.




NAME OF DIRECTOR         FOR          WITHELD       NON-VOTES
Scott B. Rogers       3,571,592       326,425         819,299
Glenn W. Wilcox, Sr.  3,573,266       324,751         819,299



In addition to the directors elected at the meeting, William A. Clark and Andrew A. Strauss were appointed by other Board members to serve on the Board until the next Annual Meeting of Shareholders. Ralph W. Bradshaw continues to serve as a director to the Fund.

(2) To ratify the selection of PricewaterhouseCoopers LLP as independent public accountants for the year ending December 31, 2000.




      FOR           AGAINST        ABSTAIN        NON-VOTES

    3,856,625        30,366         11,026          819,299

On December 15, 2000 a Special Meeting of Stockholders of The
Portugal Fund, Inc. was held and the following matters were voted upon:

(1)To elect two Class I Directors for the Fund to hold office
until their     successors are duly elected and qualified.

NAME OF DIRECTOR         FOR               WITHELD
NON-VOTES

William A. Clark           2,261,625          223,414
1,987,377
Andrew A. Strauss        2,245,226         239,813
1,987,377


(2) To approve certain modifications to the Fund's investment objective, strategies and policies, which if approved will have the effect of broadening the scope of the Fund's investment strategies from one of investing primarily in "Portuguese securities", to one of investing primarily in "the securities of U.S. and non-U.S.
issuers."
	 FOR         AGAINST              WITHELD
	 NON-VOTES
	2,214,452       257,679              12,908
	1,987,377